Exhibit 4.75

Execution Copy

AMENDMENT TO SHARE ESCROW AGREEMENT

THIS AMENDMENT TO SHARE ESCROW AGREEMENT (this “Amendment”) is made and entered into as of December 20, 2019, by and among (i) Twelve Seas Investment Company, a Cayman Island exempted company (the “Company”), (ii) Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), (iii) the individuals and entities listed under Initial Shareholders on the signature page hereto (each an “Initial Shareholder” and, collectively, the “Initial Shareholders”) and (iv) Continental Stock Transfer & Trust Company, a New York corporation, as escrow agent (the “Escrow Agent”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Share Escrow Agreement (as defined below) (and if such term is not defined in the Share Escrow Agreement, then the Business Combination Agreement (as defined below)).

RECITALS

WHEREAS, the Company, the Initial Shareholders and Escrow Agent are parties to that certain Share Escrow Agreement, dated as of June 19, 2018 (as amended, including by this Amendment, the “Share Escrow Agreement”), pursuant to which the Initial Shareholders, as a condition to the Company’s underwriting agreement with Early Bird Capital, Inc., agreed to deposit 5,175,000 ordinary shares of the Company, par value $0.0001 per share (“Insider Shares”), into escrow with the Escrow Agent;

WHEREAS, on April 15, 2019 (i) Pubco, (ii) the Company, (iii) Brooge Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), and (iv) Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”), entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited, a Cayman Islands exempted company, also become a party thereafter pursuant to the Assignment and Joinder to Business Combination Agreement dated as of November 19, 2019 (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company formed under the laws of England and Wales, which became a party to the Business Combination Agreement pursuant to a Joinder to Business Combination Agreement dated as of May 10, 2019) (together with its permitted assigns, and successors, the “Seller”) (as amended prior to the date hereof, including by the foregoing joinders, and as it may be amended after the date hereof, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, subject to the terms and conditions thereof, among other matters, upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the Company will merge with and into Merger Sub, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “Merger”), and with holders of the Company’s securities receiving substantially equivalent securities of Pubco, and (b) Pubco will (the “Securities Exchange” and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”) acquire all of the issued and outstanding capital shares of BPGIC from the Seller in exchange for ordinary shares of Pubco, with BPGIC becoming a wholly-owned subsidiary of Pubco;

WHEREAS, in connection with the Business Combination Agreement, on April 15, 2019, the Initial Shareholders entered into that certain letter agreement (as it may be amended from time to time in accordance with the terms thereof, the “Founder Share Letter”) with the Company and BPGIC, pursuant to which the Initial Shareholders agreed effective upon the Closing, on a pro rata basis amongst the Initial Shareholders based on the number of Insider Shares owned by each of them, to (i) forfeit twenty percent (20%) of the Insider Shares owned by the Initial Shareholders and (ii) subject thirty percent (30%) of the Insider Shares owned by the Initial Shareholders as of the Closing (including any Pubco Ordinary Shares issued in exchange therefor in the Merger) to potential vesting and forfeiture obligations, and to deposit such shares (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Insider Escrow Shares”) into escrow with the Escrow Agent pursuant to a separate escrow agreement, dated as of December 20, 2019 (as it may be amended from time to time, the “Initial Shareholder Escrow Agreement”) by and among Pubco, the Initial Shareholders and the Escrow Agent as escrow agent thereunder (in such capacity, the “Founder Escrow Agent”), with each Initial Shareholder depositing its pro rata share of such Insider Escrow Shares, to be held, along with any other dividends, distributions or other income on the Insider Escrow Shares, in a segregated escrow account with the Founder Escrow Agent, where such escrow property shall be subject to potential forfeiture, and

WHEREAS, the parties hereto desire to amend the Share Escrow Agreement to add Pubco as a party to the Share Escrow Agreement and to revise the terms thereof in order to reflect the transactions contemplated by the Business Combination Agreement, including the issuance thereunder of ordinary shares of Pubco in exchange for the Company’s outstanding shares.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Addition of Pubco as a Party to the Share Escrow Agreement. The parties hereby agree to add Pubco as a party to the Share Escrow Agreement. The parties further agree that, from and after the Closing, (i) all of the rights and obligations of the Company under the Share Escrow Agreement shall be, and hereby are, assigned and delegated to Pubco as if it were the original “Company” party thereto, and (ii) all references to the Company under the Share Escrow Agreement relating to periods from and after the Closing shall instead be a reference to Pubco. By executing this Amendment, Pubco hereby agrees to be bound by and subject to all of the terms and conditions of the Share Escrow Agreement, as amended by this Amendment, from and after the Closing as if it were the original “Company” party thereto.

2. Amendments to Share Escrow Agreement. The parties hereto hereby agree to the following amendments to the Share Escrow Agreement:

(a) The defined terms in this Amendment, including in the preamble and recitals hereto, and the definitions incorporated by reference from the Business Combination Agreement, are hereby added to the Share Escrow Agreement as if they were set forth therein.

(b) The parties hereby agree that the term “Escrow Shares” as used in the Share Escrow Agreement shall include those ordinary shares of Pubco into which the Insider Shares on deposit with the Escrow Agent automatically convert upon the effectiveness of the Merger into ordinary shares of Pubco (and any other securities of Pubco or any successor entity issued in consideration of (including as a stock split, dividend or distribution) or in exchange for any of such securities), which ordinary shares of Pubco shall continue to be held as Escrow Shares after the Closing in accordance with the terms and conditions of the Share Escrow Agreement, the Founder Share Letter and as further subject to and adjusted by Section 3 below. The parties further agree that any reference in the Share Escrow Agreement to Ordinary Shares will instead refer to the ordinary shares of Pubco (and any other securities of Pubco or any successor entity issued in consideration of (including as a stock split, dividend or distribution) or in exchange for any of such securities).

(c) Section 3.1 of the Share Escrow Agreement is hereby amended by adding the phrase “and subject to Section 3.3,” immediately after the phrase “Upon completion of the Escrow Period,” at the beginning of the third sentence thereof.

(d) Section 3 of the Share Escrow Agreement is hereby amended by adding the following as a new Section 3.3:

“3.3 Notwithstanding Section 3.1, any disbursement of Escrow Shares hereunder will only be made in accordance with (i) joint written instructions executed by Pubco and the Initial Shareholders, delivered to the Escrow Agent, or (ii) a copy of a final non-appealable judgment or order from a court of competent jurisdiction (including an order to enforce an arbitral award) establishing the rights of a party in accordance with this Agreement, the Founder Share Letter and the Business Combination Agreement to such Escrow Shares, together with written delivery instructions from the applicable payee. Pubco and the Initial Shareholders each agree that they will promptly and in good faith deliver joint written instructions to the Escrow Agent to disburse any Escrow Shares upon such Escrow Shares no longer being subject to Section 3.1. The Escrow Agent agrees and understands that any instruction to be delivered by or on behalf of Pubco pursuant to Section 3 will only be valid where such instruction is provided by at least two authorized signers of Pubco (acting jointly), unless the Escrow Agent is notified otherwise by Pubco (the names of such authorized signers shall be provided by Pubco and may be updated from time to time).”

(e) Section 4.1 of the Share Escrow Agreement is hereby amended by replacing the word “shares” with “Escrow Shares” at the end of the sentence.

(f) Section 4.3 of the Share Escrow Agreement is hereby amended by:

(i) deleting the following phrase at the end of the last sentence of such Section “the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement and of the Insider Letter (as defined below) signed by the Initial Shareholder transferring the Escrow Shares” and replacing it with the following: “the respective transferee’s written agreement (in a form (i.e., form for execution) reasonably acceptable to the Company, such acceptance (and any execution) not to be unreasonably withheld, delayed or conditioned) to be bound by the terms and conditions of this Agreement, any relevant applicable restrictions pursuant to the transaction documents with respect to the Company’s Business Combination, and the Insider Letter (as defined below) signed by the Initial Shareholder transferring the Escrow Shares and such transferee, and upon execution, such form to be promptly delivered to the Company.”

(ii) adding the following sentence at the end of the Section: “Upon the completion of a permitted transfer in accordance with the requirements of this Section 4.3, including without limitation the requirements of the preceding sentence, the transferee shall thereafter be deemed to be an Initial Shareholder under this Agreement with respect to any subsequent permitted transfer of the Escrow Shares. The Company agrees that upon the disbursement of Escrow Shares in accordance with Sections 3.1 and 3.3, it shall promptly remove or cause its transfer agent to remove any restrictive legends (but only as they strictly pertain to the restrictions under this Agreement) on the share certificates for such Escrow Shares.”

(g) Section 6.1 of the Share Escrow Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“6.1 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 6.1) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 6.1 A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing rules and procedures (including any expedited procedures) of the ICC (the “ICC Procedures”). Any party involved in such Dispute may submit the Dispute to the ICC to commence the proceedings after the Resolution Period. To the extent that the ICC Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the ICC promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the ICC and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party subject to the Dispute to do, or to refrain from doing, anything consistent with this Agreement and applicable Law, including to perform its contractual obligation(s) and providing injunctive and other equitable relief; provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in London, United Kingdom. The language of the arbitration shall be English.”

(h) Section 6.3 of the Share Escrow Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“6.3 Entire Agreement; Amendment and Waiver. This Agreement, together with the Insider Letters and the other documents and agreements referenced herein, contains the entire agreement of the parties hereto with respect to the subject matter hereof. This Agreement may be amended or modified only by a written instrument duly signed by the parties hereto. Any provision hereof may be waived only by a written instrument duly signed by the party against whom enforcement of such waiver is sought; provided, for the avoidance of any doubt, that any amendment, supplement or modification of this Agreement after the Closing does not require the consent of Twelve Seas Investment Company, a Cayman Islands exempted company.”

(i) Section 6.6 of the Share Escrow Agreement is hereby amended to delete the address of the Company for notices under the Share Escrow Agreement and instead add the following address for Pubco as the “Company” party thereunder:

If to Pubco to:

c/o Brooge Petroleum And Gas Investment Company FZE
P.O. Box 50170
Fujairah, United Arab Emirates
Attn: Nicolaas Paardenkooper
Telephone No.: +971-56-284-2828
Email: nico.paardenkooper@bpgic.com

with a copy (which will not constitute notice) to:

K&L Gates LLP
Level 32, 599 Lexington Avenue

New York, NY 10022
Attn: Robert S. Matlin, Esq.
Facsimile No.: (212) 536-3901
Telephone No.: (212) 536-3900
Email: Robert.Matlin@klgates.com

(j) Section 6 of the Share Escrow Agreement is hereby amended by adding the following as a new Section 6.8 and the current Section 6.8 is renumbered to be Section 6.9:

“6.8 Disputes. If a controversy arises between the parties hereto as to whether or not or to whom the Escrow Agent shall transfer all or any portion of any Escrow Shares, or as to any other matter arising out of or relating to this Agreement or any Escrow Shares, the Escrow Agent shall not be required to determine the same, shall not make any transfer of and shall retain the Escrow Shares in dispute without liability to anyone until the rights of the parties to the dispute shall have finally been determined in accordance with Section 6.1, mutual written agreement of Pubco and the Initial Shareholders, or by a final non-appealable judgment or order of a court of competent jurisdiction (including an order to enforce an arbitral award), but the Escrow Agent shall be under no duty whatsoever to institute or defend any such proceedings. The Escrow Agent shall be entitled to assume that no such controversy has arisen unless it has received notice of such controversy or conflicting written notices from the parties to this Agreement. Any disputes arising out of, related to, or in connection with, this Agreement between Pubco and the Initial Shareholders, including a dispute arising from a party’s failure or refusal to sign a joint written notice hereunder, shall be determined by arbitration conducted in accordance with the provisions of Section 6.1 of this Agreement (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief, including specific performance, or application for enforcement of a resolution pursuant to this Section 6.8 or Section 6.1 of this Agreement).”

(k) Section 6 of the Share Escrow Agreement is hereby amended by adding the following as a new Section 6.10:

“6.10 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.”

(l) Section 6 of the Share Escrow Agreement is hereby amended by adding the following as a new Section 6.11:

“6.11 Interpretation. The parties acknowledge and agree that: (a) this Agreement is the result of negotiations between the parties and will not be deemed or construed as having been drafted by any one party, (b) each party and its counsel have reviewed and negotiated the terms and provisions of this Agreement (including any Exhibits attached hereto) and have contributed to its revision and (c) the rule of construction to the effect that any ambiguities are resolved against the drafting party will not be employed in the interpretation of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (i) words of the masculine, feminine or neuter gender will include the masculine, neuter or feminine gender, and words in the singular number or in the plural number will each include, as applicable, the singular number or the plural number; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) reference to any law means such law as amended, modified codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; (iv) any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent and references to all attachments thereto and instruments incorporated therein; (v) the words “herein, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (vi) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”; (vii) any reference herein to “dollars” or “$” shall mean United States dollars; and (viii) reference to any Section or Exhibit means such Section hereof or Exhibit hereto.”

(m) Section 6 of the Share Escrow Agreement is hereby amended by adding the following as a new Section 6.12:

“6.12 Successors and Assigns. This Agreement and the rights and obligations hereunder may not be assigned without the prior written consent of each of the parties hereto, and any purported assignment without such consent shall be null and void ab initio. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.”

(n) Section 6 of the Share Escrow Agreement is hereby amended by adding the following as a new Section 6.13:

“6.13 Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.”

(o) Section 6 of the Share Escrow Agreement is hereby amended by adding the following as a new Section 6.14:

“6.14 Waiver of Jury Trial. WITHOUT DEROGATING FROM THE AGREEMENT TO ARBITRATE IN SECTION 6.1, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.”

3. Consent to Founder Share Letter and Escrow Release. The parties hereby consent to the Founder Share Letter and agree to release from escrow under the Share Escrow Agreement at the Closing (i) the Forfeited Shares (as defined in the Founder Share Letter), and deliver the Forfeited Shares to Pubco and the transfer agent, for cancellation, and (ii) the Insider Escrow Shares, and deliver the Insider Escrow Shares to the Founder Escrow Agent to be held in escrow by the Founder Escrow Agent in accordance with the Initial Shareholder Escrow Agreement. The parties further acknowledge and agree that, notwithstanding anything to the contrary in the Share Escrow Agreement, upon the release of the Insider Escrow Shares from escrow under the Share Escrow Agreement at the Closing, the Insider Escrow Shares will no longer be subject to the terms and conditions of the Share Escrow Agreement and will not be Escrow Shares thereunder (except to the extent described in the last sentence of this paragraph), but will instead be subject to the terms of the Initial Shareholder Escrow Agreement. The number of Escrow Shares under Section 3.1 of the Share Escrow Agreement subject to early release thereunder under clause (i) thereof will be determined solely using 50% of the remaining Escrow Shares still retained in escrow under the Share Escrow Agreement after giving effect to the transfers required by the Founder Share Letter. The parties further acknowledge that in accordance with the terms of the Initial Shareholder Escrow Agreement, in the event that any of the Insider Escrow Shares are released from the escrow under the Initial Shareholder Escrow Agreement prior to the end of the Escrow Period under the Share Escrow Agreement, to the extent that such Insider Escrow Shares would otherwise have been subject to the requirements of Section 3.1 of the Share Escrow Agreement if they had not been transferred to the Founder Escrow Agent at the Closing, upon such release they will be delivered to the Escrow Agent as additional Escrow Shares under the Share Escrow Agreement to be held and disbursed in accordance with the requirements of the Share Escrow Agreement.

4. Effectiveness. Notwithstanding anything to the contrary contained herein, this Amendment shall only become effective upon the Closing. In the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Amendment and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

5. Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Share Escrow Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Share Escrow Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Share Escrow Agreement in the Share Escrow Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Share Escrow Agreement, as amended by this Amendment (or as the Share Escrow Agreement may be further amended or modified in accordance with the terms thereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Share Escrow Agreement, including without limitation Section 6.1 thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each party hereto has caused this Amendment to Share Escrow Agreement to be signed and delivered by its respective duly authorized officer as of the date first above written.

The Company:

TWELVE SEAS INVESTMENT COMPANY

By:	/s/ Bryant Edwards
	Name:	Bryant Edwards
	Title:	Chief Operating Officer

Pubco:

BROOGE HOLDINGS LIMITED

By:	/s/ Meclomen Maramot
	Name:	Meclomen Maramot
	Title:	Director

Initial Shareholders:

TWELVE SEAS SPONSOR I LLC

By:	/s/ Bryant Edwards
	Name:	Bryant Edwards
	Title:	Chief Operating Officer

/s/ Gregory Stoupnitzky
Gregory Stoupnitzky

/s/ Suneel G. Kaji
Suneel G. Kaji

Escrow Agent:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Isaac J. Kagan
	Name:	Isaac J. Kagan
	Title:	Vice President

[Signature Page to Amendment to Share Escrow Agreement]

The undersigned hereby consents, effective as of the date first set forth above, to the foregoing amendments and modifications to the Share Escrow Agreement:

EarlyBirdCapital, Inc.

By:	/s/ Michael Powell
	Name:	Michael Powell
	Title:	Managing Director

[Signature Page to Amendment to Share Escrow Agreement]